

February 4, 2011

Alton L. Boynton
President and Chief Executive Officer
Northwest Biotherapeutics, Inc.
4800 Montgomery Lane, Suite 800
Bethesda, Maryland 20814

> **Re: Northwest Biotherapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **File No. 000-33393**

Dear Mr. Boynton:

We have reviewed your January 13, 2011 response to our December 16, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Notes to the Consolidated Financial Statements
(5) Stockholders' Equity (Deficit)
(c) Common Stock Issuances, page 65

1. Please refer to your response to comment six. Please provide us with a schedule showing the following information for each issuance of common stock for services during 2009:

   - The specific date that common stock was issued;
   - The number of shares issued and the price used to value the issuance of common stock;
   - The quoted market price of your common stock on the date of each issuance; and
   - The recent financing transaction to which you referred as a basis for the price you used to value the issuance for services.

In addition, please provide us with a schedule showing the following information related to the recent financing transactions you used to value the common stock:

- The exact date of the financing transaction;
- The number of investors, nature and number of shares issued, and per share price received in the financing transaction; and
- The quoted market price of your common stock on the date of the financing transaction.

2. Please tell us the nature of the restrictions on the stock that was issued for services in 2009 and whether the stock issued in the financing transactions had the same restrictions. Please tell us whether the per share price you used to value your common stock for services in 2009 included a discount related to the restrictions. If so, please tell us the amount of each discount, how you arrived at it and why it is reasonable given the nature of the restrictions.

Signatures, page 77

3. We note your response to our prior comments 7 and 9 that you have amended your 10-K and 10-Q filings so that the Signature pages comply with General Instruction D of Form 10-K and General Instruction G of Form 10-Q, respectively. However, the Signature pages as filed in your amended Form 10-K and Forms 10-Q, filed January 26, 2011, do not appear to comply with those instructions. For example, your amended Form 10-K identifies Mr. Boynton as, "principal executive officer and principal financial officer," while your amended Form 10-Q for the period ended March 30 identifies Mr. Boynton as, "Principal Executive Officer," and your amended Forms 10-Q for the periods ended June 30 and September 30 identify Mr. Boynton as, "principal executive officer and principal accounting officer." Therefore, none of these Forms, as amended, meet the respective Signature requirements of Form 10-K and Form 10-Q, that those forms be signed by your:

- Principal Executive Officer;
- Principal Financial Officer;
- Principal Accounting Officer or Controller; and
- A majority of the Board of Directors.

Further, in the Signature block of each of your amended forms, under Mr. Farmer's signature, appears Ms. Powers' name. Please amend the Form 10-K as well as the Form 10-Qs for the periods ending March 31, 2010, June 30, 2010 and September 30, 2010 so that the Signatures pages comply with General Instruction D of Form 10-K and General Instruction G of Form 10-Q, respectively.

Alton L. Boynton
Northwest Biotherapeutics, Inc.
February 4, 2011
Page 3

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mary Mast, Senior Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. Please contact Michael Rosenthall, Staff Attorney, at (202) 551-3674 or Jeffrey Riedler, Assistant Director, at (202) 551-3715 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant